William Renahan

William.Renahan@virtus.com

September 28, 2016

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Virtus Total Return Fund (the “Registrant”)
Application to Withdraw Registration Statement on Form N-14 8C
File No. 333-213531

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, the Registrant hereby respectfully applies for the withdrawal of the above-referenced registration statement on Form N-14 8C filed with the Securities and Exchange Commission (“SEC”) on September 7, 2016 (Accession No: 0001571049-16-018091) (the “Registration Statement”).

The Registration Statement was filed with respect to a proposed reorganization of The Zweig Fund, Inc. into the Registrant. The Registrant has determined not to proceed with the reorganization and wishes to withdraw the Registration Statement. There were no securities sold or issued pursuant to the Registration Statement. The Registrant submits that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

We appreciate your assistance in this matter. If you have any questions regarding this matter, please contact the undersigned at (860) 263-4799, or Arie Heijkoop of Sullivan &Worcester LLP, counsel to the Registrant, at (202) 775-1227.

Very truly yours,

/s/ William Renahan
William Renahan
Vice President, Chief Legal Officer,
and Secretary